February 3, 2021

United States
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attention:	Ms. Brittany Ebbertt, Senior Staff Accountant
Ms. Chris Dietz, Senior Staff Accountant

Re: Columbus McKinnon Corporation
Form 10-K for the Fiscal Year Ended March 31, 2020
Filed May 27, 2020
Form 8-K furnished May 27, 2020
Form 8-K furnished October 29, 2020
File No. 001-34362

Dear Ms. Ebbertt and Ms. Dietz:

By this letter, Columbus McKinnon Corporation (the “Company”) is responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) on the Columbus McKinnon filings referenced above.

Set forth below is the Company’s response to the letter of comments, dated January 25, 2021, to the Company from the Commission. The responses noted below have been numbered to correspond to those of the comment letter.

Form 10-K for the Fiscal Year Ended March 31, 2020
Notes to Consolidated Financial Statements
Note 13. Pension and Other Benefit Plans, page 62

1.We note you provide information about all of your defined benefit pension plans in the aggregate; however, we also note that you acquired several foreign plans in your acquisition of STAHL. Please tell us what consideration was given to separately presenting information for your U.S. and foreign plans. Refer to ASC 715-20-50-4.

Company Response:

The Company has considered the guidance in ASC 715-20-50-4 as it relates to its pension plan disclosures as follows:

At March 31, 2020, the Company’s total foreign plans’ projected benefit obligation (PBO) is 22% of its consolidated total PBO. Further, management considers the assumptions used for the foreign plans to be consistent with those used for all Company plans. The most significant assumption used is the discount rate. In the March 31, 2020 financial statements, the Company disclosed the weighted average discount rate used for all plans of 2.79%. The Company does not consider this to be significantly different than the weighted average discount rate for all foreign plans of 1.21%. Further, the foreign plan discount rates are calculated under the same methodology as the U.S. plans but use different bond rates applicable to the country where the plans reside. All other disclosed assumptions were not significant to the determination of the foreign plans’ PBO.

Given the above, the Company does not consider separate disclosure of its foreign plans under ASC 715-20-50-4 to be required as the plans are not significant relative to the Company’s total benefit obligation and the Company does not use significantly different assumptions when valuing its international plans.

Form 8-K furnished May 27, 2020
Exhibit 99.1, page 1

2.We note several instances where you include a non-GAAP margin without providing the GAAP margin with greater prominence. For example, you disclose Adjusted EBITDA margin, Adjusted gross margin and Adjusted operating margin, but have not disclosed the corresponding GAAP margins. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations. Similar concerns apply to subsequent earnings releases on Form 8-K.

Company Response:

In all future quarterly earnings press releases, the Company will present the GAAP margin along with all non-GAAP margins disclosed in its reconciliation pages. The Company will present the GAAP figure more prominently than the non-GAAP figure and will also include a description of how the measure is calculated. This will include the following disclosures:

•Net income margin will be presented in tables and reconciliations where adjusted EBITDA margin is disclosed
•GAAP gross margin will be presented along with non-GAAP adjusted gross margin in the reconciliation tables
•GAAP operating margin will be presented along with non-GAAP operating margin in the reconciliation tables

In addition, the Company will now include a footnote in its press release that free cash flow is a non-GAAP metric and will reconcile cash from investing activities minus CAPEX to arrive at free cash flow.

Form 8-K furnished May 27, 2020
Exhibit 99.1, page 1

3.We note your presentation of return on invested capital (ROIC). It appears, based on information provided in Exhibit 99.2, that ROIC is a non-GAAP measure. Please revise to provide a description of the measure, label it as a non-GAAP measure, and provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

Company Response:

The Company will no longer reference ROIC within its quarterly earnings press releases. The Company will continue to include ROIC in its earnings call slide deck, which will be filed under Item 7.01 of form 8K. The Company will add a disclosure within the slide deck that ROIC is a non-GAAP measure and will provide a reconciliation indicating how ROIC is calculated.

Form 8-K furnished October 29, 2020
Exhibit 99.1, page 2

4.We note your disclosure of "decremental adjusted operating income leverage." Please revise to provide a description of this measure, label it as a non-GAAP measure, and provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

CMCO Considerations

The Company will no longer refer to decremental adjusted operating leverage within its quarterly earnings press releases. The Company may include it in the earnings call slide deck, which will be filed under Item 7.01 of form 8K. If the Company includes it in the earnings call slide deck, we will add disclosure within the slide deck indicating that decremental adjusted operating income leverage is a non-GAAP metric and will provide a table showing how it is calculated.

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Pursuant to your request, the Company acknowledges that it and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

The Company respectfully requests that the Staff provide any further comments or questions with regard to this inquiry as soon as possible by telephone, fax, or email to the undersigned at (412) 916-8839 or Greg.Rustowicz@cmworks.com.

Yours Truly,
Columbus McKinnon Corporation

By: /s/ Gregory P. Rustowicz
Gregory P. Rustowicz
Vice President Finance and Chief Financial Officer
(Principal Financial Officer)